UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the “Company”)

In accordance with Listing Rule 9.6.1, Pearson plc has today submitted to the National Storage Mechanism copies of each of the following documents:

•	Annual Report and Accounts for the year ended 31 December 2015
•	The Notice of Annual General Meeting (“AGM”) to be held on 29 April 2016

These documents are available on Pearson’s website at www.pearson.com/agm

The documents will shortly be available for inspection on the National Storage Mechanism website: http://www.morningstar.co.uk/uk/nsm

IMPORTANT: EXPLANATORY NOTE AND WARNING

The primary purpose of this announcement is to inform the market about the publication of Pearson plc’s Annual Report and Accounts for the year ended 31 December 2015 (the “2015 Annual Report and Accounts”).

The information below, which is extracted from the 2015 Annual Report and Accounts, is included solely for the purpose of complying with DTR 6.3.5 and the requirements it imposes on issuers as to how to make public annual financial reports. It should be read in conjunction with Pearson plc’s Preliminary Announcement issued on 26 February 2016, which is available on the Company’s website at: https://www.pearson.com/news/announcements/2016/february/pearson-2015-results.html

Together these constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service. This material is not a substitute for reading the full 2015 Annual Report and Accounts. Page numbers and cross-references in the extracted information below refer to page numbers and cross-references in the 2015 Annual Report and Accounts.

RESPONSIBILITY STATEMENT

“Each of the directors, whose names and functions are listed on p72-73 confirms that, to the best of their knowledge:

•
The Group financial statements, which have been prepared in accordance with IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the Group

•
The strategic report contained in the annual report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

This responsibility statement has been approved by the board on 4 March 2016 and signed on its behalf by:

Coram Williams
Chief financial officer”

RELATED PARTY TRANSACTIONS

“Joint ventures and associates

Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 12. Apart from transactions with the Group’s joint ventures and associates, there were no other material related party transactions.

Key management personnel

Key management personnel are deemed to be the members of the Pearson Executive (see page 7). It is this committee which had responsibility for planning, directing and controlling the activities of the Group in 2015. Key management personnel compensation is disclosed below:

All figures in £millions	2015	2014
Short-term employee benefits	7	10
Retirement benefits	1	1
Share-based payment costs	1	2
Total	9	13

There were no other material related party transactions. No guarantees have been provided to related parties.”

PRINCIPAL RISKS AND UNCERTAINTIES

“The board has carried out a robust assessment of the principal risks facing the company, including those that would threaten its business model, future performance, solvency or liquidity. Our principal risks and uncertainties are outlined below, along with a description of how they are being managed.”

Risk	2015 activities and 2016 plans
STRATEGIC AND CHANGE RISKS
Business transformation and change:
The pace and scope of our business transformation initiatives increase the execution risk that benefits may not be fully realised, costs of these changes may increase, or that our business as usual activities do not perform in line with our plans, or our level of customer service may not meet expectations.

2015 activities: 2015 was a year of change for Pearson. A number of major transformational change programmes commenced in 2015, including the Enabling Programme – a programme of work to deliver a single Pearson-wide solution to integrate our data, systems and processes across HR, Finance, Procurement and Supply Chain), OneCRM and Technology Delivery Centre (TDC) and these continue into 2016. The Enabling Programme runs until 2018 and will deliver sustainable improvements in finance, human resources and operations.

In addition to usual good practices in place for project and change management, there is enhanced governance, monitoring and reporting in place for these most significant change initiatives.

2016 plans: At the end of 2015 we undertook a rigorous, bottom up review of our markets, operations and financial plans. The chief executive’s strategic overview on pages 4 to 7 describes our plans for transforming Pearson. In 2016, we will further simplify our business, reduce our costs and position ourselves for growth in our major markets.

The success of the restructuring plan is a key assumption underpinning achieving our goals by 2018, showing how critical it is that this risk is effectively managed.

Digital and services evolution and market forces: Failure to invest successfully in and deliver the right products and services.
2015 activities: Our global education strategy will drive a faster move to digital and services, recognising that this is a significant opportunity for Pearson, as well as a potential risk. We are transforming our products and services for the digital environment along with managing our print inventories. The 2015 strategic planning process took a more in-depth review and challenge of areas for future investment and re-investment.

As indicated in the section above on risk assessment of our prospects and viability, we take into account cyclical market factors in our strategic planning process.

The Global Product Lifecycle continued to be embedded across Pearson and won an award for Best Innovation Programme at the Corporate Entrepreneur Awards.

You can read more about the Product Lifecycle and its governance on page 61 in the ‘Social impact’ section.

2016 plans: Turning this risk into an opportunity – successfully investing in and delivering the right products and services – is key to our strategy for returning to growth by 2018.

In the chief executive’s strategic overview on pages 4 to 7, we have laid out a strategy for returning to growth. We are combining our lines of business for courseware into a single product organisation, as well as rationalising and integrating our product development capabilities to focus on more adaptive, personalised ‘next generation’ courseware and we are increasing our assessment focus on more adaptive and personalised online services.

Talent: Failure to attract, retain and develop staff, including adapting to new skill sets required to run the business.
2015 activities: Throughout 2015, we have been successful in promoting our best internal talent and recruiting individuals who are global leaders in their specific field. Globally consistent performance assessment, and talent and succession management approaches are in place, and the annual engagement survey shows consistent scores overall from the prior year.

See pages 59 to 63 in ‘Social Impact’ for more detail on key findings from the engagement survey, as well as information about our approach to learning and development.

2016 plans: As we are going into a period of change and transformation, we will focus on a number of areas that are key to mitigating talent risk, including: clear employee objectives and development plans; an all-employee engagement survey, with action plans as appropriate; succession planning and talent management; an internal management and leadership development programme supporting ‘learning for all’. The employee incentive pool will also be reinstated.

Political and regulatory risk: Changes in policy and/or regulations have the potential to impact business model and/or decisions across all markets.
2015 activities: We are expanding our global public affairs capability with a specific focus on coordinated international government relations across our key markets. Building deeper government relations, including working with business and industry associations, policy research organisations and other advocacy groups, we can more proactively identify and mitigate international political and regulatory risk, as well as bring greater coordination, clarity and consistency to our work globally.

In the US we actively monitor changes through participation in advisory boards and representation on standard setting committees. Our customer relationship teams have detailed knowledge of each state market. We work with our industry trade associations including the Association of American Publishers and have launched a three-year campaign with America’s Promise Alliance to raise high school graduation rates to 9 0% and to support state led innovations.

In the UK we maintain relationships with those government departments and agencies that are responsible for policy and funding. We work proactively with them to ensure our programmes meet existing and new government objectives at the right quality level.

Across all of our other markets, there is a government relations programme to support our international markets.

2016 plans: 2015 priorities to continue to be actively driven in 2016, with a specific focus on leveraging our resources in the US and UK to build global political and regulatory relationships and partnerships; to elevate our international political profile; and to better understand future international political and regulatory trends, increasingly using trade associations and agencies to inform our decisions and actions.

Building a strong brand and reputation in the US remains a priority.

Acquisitions, divestments and JVs: Failure to meet financial and operational targets of acquisitions. Failure to successfully manage JVs and divestments in line with plans.
2015 activities: We perform pre-transaction due diligence and closely monitor actual performance against operational and financial targets. Any divergence from these plans will result in management action to improve performance and minimise the risk of any impairments. Executive management and the board receive regular reports on the status of acquisitions and mergers, with a formal review once a year.

During 2015, transitional support services to Penguin ended and we completed the sales of the FT, Pearson’s stake in The Economist and Powerschool.

2016 plans: Transitional support services to the FT will end in 2016.

Our continued priorities for use of cash are:
– Maintaining a strong balance sheet
– Organic investment
– Sustaining our dividend and maintaining the commitment to our credit rating
– Acquisitions in education with a strong ROIC potential.

OPERATIONAL RISKS
Testing failure: A control breakdown or service failure in our school assessment and qualifications businesses could result in financial loss and reputational damage.
2015 activities: We seek to minimise the risk of a breakdown in our student marking systems with the use of robust quality assurance procedures and controls and oversight of contract performance, combined with our investment in technology, project management and skills development of our people, including software security controls, system monitoring, pre-deployment testing, change controls and the use of root cause analysis procedures to learn from incidents and prevent recurrence.

In addition to the internal business procedures and controls implemented to ensure we successfully deliver on our contractual commitments, we also seek to develop and maintain good relationships with our customers to minimise risks.

2016 plans: Cross-Pearson team formed to establish standards for testing risk factors, identify any gaps against standards and implement improvements.

Safety and security: Risk to safety and security due to increasing local and global threats.
2015 activities: The health and safety policy was updated and released in 2015. Management review processes have been established with key leadership groups and incident data is collected every six months globally.

An implementation plan has been developed, with the objective of delivering a pragmatic corporate security function which supports our learners and employees within a safe and secure learning and working environment.

2016 plans: The key health and safety focus will be on executing a three-year strategy. We continue to improve risk assessment in the due diligence process with mergers and acquisitions, as well as in our existing and future operations. Ongoing engagement with Pearson leadership ensures that health and safety is integrated into business agendas.

Security activity will be prioritised based upon an assessment of risk, which is constantly evaluated.

Customer facing systems: Failure to maintain and support customer facing services, systems, and platforms, including addressing quality issues and execution on time of new products and enhancements.
2015 activities: Effective project management disciplines are in place to ensure that enhancements and new products meet the required standards. Real-time monitoring and reporting of operational performance are used to identify any issues and direct appropriate responses.

The Quality Task Force, established in 2014 to improve customers’ back-to-school experience, is now part of business as usual. In 2015, this initiative delivered significant improvements with fewer incidents overall, less unplanned downtime, faster resolution of issues, better protection against denial of service attacks.

2016 plans: 2016 will focus on the next tier of priority products and fully embedding the quality initiative in business as usual. Plans include more thorough testing, easier onboarding and greater access to self-service, plus more proactive monitoring and further upgrades to the network and security. Other longer-term initiatives are underway to further improve the customer experience.

Safeguarding and protection: Failure to adequately protect children and learners, particularly in our direct delivery businesses.
2015 activities: We continue to take safeguarding as a fundamental obligation and high priority.

There is increased understanding and reporting of safeguarding concerns in many of the countries where we deliver services.

See page 61 in the ‘Social impact’ section for more on our relationships with learners and customers.

2016 plans: Activities will focus on continuing to address risk in the direct delivery businesses, with a focus on those in less regulated countries. The implementation of a safeguarding self assessment tool and incident reporting system will assist in developing metrics.

Business continuity (new risk): Failure to have plans in place or plans are not properly executed. Crisis management and technology disaster recovery plans may not be comprehensive.
2015 activities: Previously reported as a component of other risks, this is now being reported as a separate risk to provide greater clarity.

Pearson’s business continuity policy has been refreshed in 2015, identifying our exposure and risk as they relate to key products, sites, services and supply chain. This will be implemented in 2016.

Technology incidents are dealt with reactively and proactive closure of known disaster recovery gaps is prioritised based upon the importance of products and systems. An annual disaster recovery schedule is in place for testing data centres.

2016 plans: The new business continuity policy will be implemented in 2016, including additional tools and software to support a standard global approach to business continuity planning.

The new crisis management framework will be embedded through testing and scenarios. The resilience of technology platforms and systems will be further reviewed and improved.

FINANCIAL RISKS
Tax: Risk that changes in tax law or perceptions on tax planning strategies lead to higher effective tax rate or negative reputational impact.
2015 activities: Our tax strategy reflects our business strategy and the locations and financing needs of our operations. In common with many companies, we seek to manage our tax affairs to protect value for our shareholders, in line with our broader fiduciary duties. We are committed to complying with all statutory obligations, to undertake full disclosure to tax authorities and to follow agreed policies and procedures with regard to tax planning and strategy.

Oversight of tax strategy is within the remit of the audit committee, which receives a report on this topic at least once a year. All of the audit committee members are independent non-executive directors. The chief financial officer is responsible for tax strategy; the conduct of our tax affairs and the management of tax risk are delegated to a global team of tax professionals.

See page 145 for details of tax accounting policy.

2016 plans: There is now known legislative change in the UK on tax reporting requirements in 2016 and almost certain change on tax treatment of financing structures. A change to US legislation is possible.

Work has been performed to prepare systems for the increased tax disclosure requirements relating to country by country reporting.

Treasury (new risk):
Inability to mitigate treasury financial risks, including the failure to secure adequate committed funding, the failure to manage exposures to financial counterparties and the failure to manage exposures to market risk such as interest and foreign exchange rates.

2015 activities: The treasury risk is now being reported as a principal risk due to currency and financial market volatility, as well as the recent changes to our credit rating.

Our approach to the mitigation of treasury financial risk, including funding risk, financial counterparty risk and exposures to interest and foreign exchange rates is covered in more detail in note 19, starting on page 181.

2016 plans: In 2016, we will continue to operate in line with our treasury policy. More on this can be found in note 19, starting on page 181.

LEGAL AND COMPLIANCE RISKS
Data privacy and information security:
Risk of a data privacy incident or other failure to comply with data privacy regulations and standards; and/or a weakness in information security, including a failure to prevent or detect a malicious attack on our systems, could result in a major data privacy breach causing reputational damage and financial loss.

2015 activities: Data privacy: A data privacy office has been established and a 2015-2016 data privacy strategy developed. The implementation of the strategy is overseen by the data privacy governance board which has operated throughout 2015. We test and re-evaluate our data security procedures and controls across all our businesses with the aim of ensuring personal data is secured, and we seek to comply with relevant legislation and contractual requirements. We regularly monitor regulation changes to assess the impact on existing processes and programmes. The data privacy office is working with those limited parts of the business affected by the Safe Harbor decision to transfer them to model contract clauses.

Annual training on data security and privacy was introduced in 2015 for all employees. In addition, all Pearson staff who deal with US student data are required to take educational data protection training.

Information security: Pearson has an established global security organisational model; and standard-based information security controls and practices. Security policies have all been updated in 2015. We have established a global security operations centre that provides ongoing monitoring of potential malicious attacks on our infrastructure and systems.

2016 plans: The data privacy and information security improvement programmes will continue through 2016 into 2017 and will implement critical processes to drive best practices.

Intellectual property: If we do not adequately protect our intellectual property and proprietary rights our competitive position and profits may be adversely affected and limit our ability to grow.
2015 activities: We seek to mitigate these risks by being generally vigilant and deploying policies and internal and external resources to manage and protect our intellectual property. We co-operate and advocate through trade associations, monitor advances in technology and law and, when appropriate, take legal or collective enforcement actions with other publishers to secure our rights. We have in place a patent programme to establish enforceable patent rights to protect our technology innovations and promote appropriate confidentiality and trade secret protocols. Our global IP legal function also helps us clear and protect our key brands and patentable innovations.

2016 plans: We will continue to streamline our portfolios; procure and register expanded rights in our high value IP globally; monitor activities and regulations; and proactively enforce our rights, taking necessary legal action.

Competition law (new risk): Failure to comply with anti-trust and competition legislation.
2015 activities: In October 2015, a lawyer specialising in competition law was appointed to ensure we are fully compliant with all laws and regulations. A plan has been put in place to perform a full risk assessment given the evolving complexity of legislation and regulation in this area. This evolving complexity is why this risk has now been included in the principal risks.

2016 plans: Based upon the completed risk assessment, we will develop and implement actions, prioritising key risk areas.

Anti-bribery and corruption (ABC): Failure to effectively manage risks associated with compliance to global and local ABC legislation.
2015 activities: We have a risk-based programme of training (online and face-to-face), with code of conduct certification including a clear statement of ABC policy. The policy was revised in 2015, with no change to Pearson’s ‘zero tolerance’ principle. In 2015, the Business Partner Code of Conduct launched, which will help to mitigate third-party ABC risk.

See page 60 in the ‘Social impact’ section for more detail on what is covered by the Code of Conduct.

2016 plans: Training and awareness in 2016 will focus on the revised ABC policy for higher risk countries and activities.

Third-party due diligence will continue to be enhanced, taking into account the benefits from business transformation implementations, such as the Enabling Programme.

Data quality and integrity (new risk):
Unavailability of timely, complete and accurate data limits informed decision-making and increased risk of non-compliance with legal, regulatory and reporting requirements.

2015 activities: Data quality and integrity is now being reported as a principal risk due to its importance in supporting business change initiatives, such as the Enabling Programme and OneCRM (as highlighted risk 1, business transformation and change). Data is key to their success.

A Pearson Data Services team has been created and a data governance target operating model agreed which defines data ownership accountability at executive level to ensure that data initiatives align to business strategy, priorities and initiatives.

2016 plans: The primary focus is on the Enabling Programme which will, in time, deliver significant improvements in data quality and facilitate better informed decision-making.

The 2016 roll-outs require the migration of a significant number of datasets.

LEGAL NOTICE

“Except for the historical information contained herein, the matters discussed in this document include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson’s strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson’s present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson’s control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson’s publicly-filed documents and you are advised to read, in particular, the risk factors set out in this document. Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. No reliance should be placed on forward-looking statements.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  23 MARCH 2016

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary